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                                                                     EXHIBIT 3.2

                            CERTIFICATE OF AMENDMENT

                                       OF

                           SECOND AMENDED AND RESTATED
                          CERTIFICATE OF INCORPORATION

                                       OF

                              THE MEDICINES COMPANY

     THE MEDICINES COMPANY, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY as follows:

     At a meeting of the Board of Directors of said Corporation, a resolution was duly adopted pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth an amendment to the Amended and Restated Certificate of Incorporation of the Corporation and declaring said amendment to be advisable.

     The stockholders of the Corporation duly approved said proposed amendment by written consent in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware, and written notice of such consent has been given or will be given to all stockholders who have not consented in writing to said amendment. The resolution setting forth the amendment is as follows:

RESOLVED: That the first paragraph of Article FOURTH of the Second Amended and Restated Certificate of Incorporation of the Corporation be and hereby is deleted in its entirety and the following paragraphs are inserted in lieu thereof:

          FOURTH: That upon the filing of this Certificate of Amendment of this Second Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware (the "Effective Date"), a 0.73-for-1 reverse stock split of the Corporation's Common Stock shall become effective, pursuant to which each share of Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Date shall be reclassified and combined into 0.73 shares of Common Stock automatically and without any action by the holder thereof upon the Effective Date and shall represent one share of Common Stock from and after the Effective Date. No fractional shares

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          of Common Stock shall be issued as a result of such reclassification and combination. In lieu of any fractional shares to which the stockholder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of the Common Stock as determined by the Board of Directors of the Corporation.

          The total authorized capital stock of the Corporation shall be One Hundred Twelve Million Five Hundred Fifty Thousand (112,550,000) shares, consisting of Seventy Five Million (75,000,000) shares of Common Stock, par value of $0.001 per share (the "Common Stock"), and Thirty-Seven Million Five Hundred Fifty Thousand (37,550,000) shares of Preferred Stock, par value of $1.00 per share (the "Preferred Stock").

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     IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by its President this ___ day of _______, 2000.

                                            THE MEDICINES COMPANY


                                            By:
                                               -------------------------------
                                               Name:  Clive A. Meanwell
                                               Title: President








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